FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934





                              For:

                              News Releases of:
                               May 28, 2002;
                               May 15, 2002;
                               May 13, 2002; and

                               Notice of 2002 Annual Meeting
                               of Shareholders/Proxy Statement;
                               Proxy Card





                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)

                 15th Floor, China Merchants Tower, Shun Tak Centre
                      168-200 Connaught Road Central, Hong Kong




NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
                 PURCHASES LAND TO EXPAND MANUFACTURING COMPLEX

VANCOUVER, CANADA May 28, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced that with the support of the government of Baoan County, Shenzhen, China, the Company purchased a 160,000 square feet vacant lot bordering its existing manufacturing complex at a favourable price of approximately US$220,000. Together with another vacant adjacent lot purchased in April 1999, the Company now has 440,000 square feet of available industrial land for future expansion. Nam Tai is very excited to have the opportunity of acquiring this land, and will reserve for planning the construction of more manufacturing facilities for continuous business growth.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array
(BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.



NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
              Announces Second Quarter Dividend of $0.12 Per Share

VANCOUVER, CANADA May 15, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) announced its second quarter dividend of $0.12 per share will be paid on or before July 21, 2002 to shareholders of record at the close of business on June 30, 2002.

Annual General Meeting

The Company will hold its Annual Shareholders' Meeting on Friday, June 14, 2002 at 11:30 a.m. at The Peninsula Beverly Hills, 9882 South Santa Monica Boulevard, Beverly Hills, California. The record date for voting is May 1, 2002.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.



NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
       JIC Subsidiary Moves Closer to Listing on Hong Kong Stock Exchange

VANCOUVER, CANADA May 13, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) announced that all the resolutions proposed at the extraordinary general meeting of Albatronics (Far East) Company Limited (in liquidation) ("Albatronics") and the Albatronics shareholders' court meeting, both on May 10, 2002, were unanimously approved by the independent shareholders present in person or by proxy. The resolution proposed at the Albatronics creditors' court meeting was also unanimously approved by creditors present in person or by proxy.

On January 14, 2002 Nam Tai entered into a restructuring agreement with the joint liquidators of Albatronics. Albatronics, a 50% owned subsidiary of Nam Tai, was placed into voluntary liquidation in August 1999. Under the restructuring agreement Nam Tai will inject its wholly-owned subsidiary JIC into a new company for 92.9% ownership in the new company on a fully diluted basis after conversion of preference shares. Albatronics' listing status on the Hong Kong Stock Exchange will be withdrawn and the new company will be listed on the Hong Kong Stock Exchange by way of introduction and free from the liabilities of Albatronics. Consummation of the restructuring agreement still requires sanction of the shareholders' scheme and the creditors' scheme by the court.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the statement regarding the expected consummation of the restructuring agreement is a forward looking statement that is subject to the receipt of regulatory and court approvals. Other factors that might cause differences in this and the other forward looking statements, include those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 3 "Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.



                            NAM TAI ELECTRONICS, INC.

                          15/F., China Merchants Tower
                                 Shun Tak Centre
                        168 - 200 Connaught Road Central
                                    Hong Kong

                  -------------------------------------------
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                  June 14, 2002

     The Annual Shareholders Meeting of Nam Tai Electronics, Inc. (the "Company") will be held at The Peninsula Beverly Hills, Gardenia Room, 9882 South Santa Monica Boulevard, Beverly Hills, California on Friday, June 14, 2002, at 11:30 a.m. Pacific Time for the following purposes:

1. To elect six (6) members of the Board of Directors to serve for the ensuing year;

2. To approve the appointments of Joseph Li as Chief Executive Officer and President and of Ming Kown Koo as Chief Financial Officer;

3. To approve the selection of HLB Hodgson Impey Cheng as independent accountants of the Company for the year ending December 31, 2002;

4. To consider and act upon such other business as may properly come before the Annual Shareholders' Meeting or any adjournments thereof.

     Only holders of common shares of record at the close of business on May 1, 2002 will be entitled to vote at the Meeting. Regardless of your plan to attend/not attend the Meeting, please complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

                                        By order of the Board of Directors,

                                        /s/ TADAO MURAKAMI
                                        ----------------------------------
                                        Tadao Murakami
                                        Chairman of the Board of Directors

Dated May 14, 2002
Hong Kong


                           NAM TAI ELECTRONICS, INC.
                          15/F., China Merchants Tower
                                Shun Tak Centre
                        168 - 200 Connaught Road Central
                                   Hong Kong

                                PROXY STATEMENT

                 Meeting at 11:30 a.m. on Friday, June 14, 2002

     Your proxy is solicited on behalf of the Board of Directors of Nam Tai Electronics, Inc. (the "Company") for use at the Annual Meeting of Shareholders to be held on Friday, June 14, 2002 at The Peninsula Beverly Hills, Gardenia Room, 9882 South Santa Monica Boulevard, Beverly Hills, California at 11:30 a.m. If the proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares will be voted for the election of the six (6) nominees for director named herein, for the appointments of Joseph Li as Chief Executive Officer and President and of Ming Kown Koo as Chief Financial Officer, and for the selection of HLB Hodgson Impey Cheng as independent accountants of the Company for the year ending December 31, 2002. A proxy given by a shareholder may be revoked at any time before it is exercised by notifying the Chairman of the Company in writing of such revocation, by giving another proxy bearing a later date or by voting in person at the Meeting.

     The cost of this solicitation of proxies will be borne by the Company. Solicitations will be made by mail. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of common shares of the Company.

     The Company's annual report, including financial statements for its fiscal year ended December 31, 2001, is being mailed to all shareholders concurrently herewith. The annual report is not part of the proxy materials.

     Nam Tai will satisfy the delivery requirements for proxy and information statements with respect to two or more security holders sharing the same address by delivering a single proxy statement or information statement to those security holders in order to reduce that amount of duplicate information that security holders receive and lower printing and mailing costs. Additional copies may be obtained, without charge by contacting the Company's Investor Relations Representative, Pan Pacific I.R. Ltd. by mail at Suite 1790 - 999 West Hastings Street, Vancouver, BC, Canada V6C 2W2, by e-mail at investor@namtai.com, or by phoning 1-800-661-8831.

     The Company's annual report on Form 20-F for the year ended December 31, 2001, as filed with the United States Securities and Exchange Commission, is available without charge upon written request from the Company's Investor
Relations Representative, Pan Pacific I.R. Ltd. at Suite 1790 - 999 West Hastings Street, Vancouver, BC, Canada V6C 2W2. The Company's annual report on Form 20-F and other documents filed or submitted to the United States Securities and Exchange Commission (the "SEC") are also available from the SEC's website at http://www.sec.gov.

     Holders of common shares of record at the close of business on May 1, 2002 will be entitled to vote at the Meeting and there were 10,369,740 common shares outstanding at that date. No business shall be transacted at any Annual Meeting of Shareholders unless a quorum of shareholders is present at the time when the Meeting proceeds to business. A quorum shall consist of one or more shareholders present in person or by proxy representing at least one half of the outstanding common shares. The Company intends to include abstentions and broker non-votes as present or represented for purposes of establishing a quorum for the transaction of business. Each common share is entitled to one vote. Management recommends a vote FOR the election of directors named; FOR the approval of the appointments of Joseph Li as Chief Executive Officer and President and Ming Kown Koo as Chief Financial Officer, and FOR the selection of HLB Hodgson Impey Cheng as independent accountants of the Company for the year ending December 31, 2002.


                                 PROPOSAL NO. 1

                             ELECTION OF DIRECTORS

     The Company's directors are elected annually to serve until the next Annual Meeting of Shareholders and until their successors take office or until their death, resignation or removal. The number of directors authorised by Nam Tai's by-laws is not less than one nor more than eight.

         Unless otherwise directed by shareholders, the proxy holder will vote all shares represented by proxies held by them for the election of the nominees named below, all of whom are now members and constitute the Company's Board of Directors. The Company is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgement.

Information Concerning Nominees

     Information concerning the nominees based on data provided by them is set forth below:

     TADAO MURAKAMI, 58. Mr. Murakami has served the Company in various executive capacities since 1984. He became a Director of the Company in December 1989. From June 1989 to July 1994, Mr. Murakami was employed as the President of the Company's Hong Kong subsidiary, following which he succeeded Mr. Koo as President of the Company. In June 1995, he became the Company's Chief Executive Officer. From September 1998 until March 1, 2001, and again commencing February 1, 2002 Mr. Murakami served the Company as Chairman of the Board.

     M. K. KOO, 58. Mr. Koo served as Chairman of the Board of Nam Tai and its predecessor companies from inception until September 1998 and as Senior Executive Officer, Corporate Strategy, Finance and Chief Financial officer until retiring as Chief Financial Officer on February 1, 2002. He was re-appointed as Chief Financial Officer on May 3, 2002 and remains an executive director.

     JOSEPH LI, 50. Mr. Li, co-founder, Chairman, and Managing Director of the JIC Group (acquired by Nam Tai in October 2000) was promoted to the position of President of Nam Tai effective March 1, 2001 and promoted to Chief Financial Officer effective February 1, 2002. On May 3, 2001 he was promoted to the position of Chief Executive Officer and President. Mr. Li has directed JIC Group's business development since founding JIC Group in 1980.

     CHARLES CHU, 45. Mr. Chu originally served as Secretary and a Director of the Company from August 1987 to September 1989. He was re-appointed a Director in December 1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves on Nam Tai's Audit Committee.

     STEPHEN SEUNG. Mr. Seung, 55, was appointed a Director of Nam Tai in 1995. Mr. Seung is an attorney and C.P.A. and has been engaged in the private practice of law and accounting in New York since 1981. Mr. Seung serves on Nam Tai's audit committee and acts as Nam Tai's authorised agent in the United States. Mr. Seung also serves on the Board of Directors and audit committee of Deswell Industries, Inc.

     PETER R. KELLOGG, 59. Mr. Kellogg is a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States. Mr. Kellogg is also Chairman of the Ziegler Companies. Mr. Kellogg serves on Nam Tai's Audit Committee.

     There is no family relationship among any of the named directors. No arrangement or understanding exists between any director or any other persons pursuant to which any director was elected as a director of the Company.

Compensation of Directors and Officers

     The aggregate amount of compensation paid by Nam Tai and its subsidiaries during the year ended December 31, 2002 to all directors and officers as a group for services in all capacities was approximately $3,494,000.

     Directors who are not employees of the Company nor any of its subsidiaries are paid $1,000 per month for services as a director, $750 per meeting attended in person, and $500 per meeting attended by telephone. In addition, they are reimbursed for all reasonable expenses incurred in connection with services as a director.

Control of the Company

     The following table sets forth, as of May 1, 2002, the beneficial ownership of the Company's common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the directors and senior management of the Company who beneficially own common shares.


                                                   Beneficial (1) ownership
                                               --------------------------------
Name                                                Number            Percent
---------------------------------------------- ----------------     -----------
M. K. Koo                                          3,346,981  (2)        29.2%
Peter R. Kellogg                                   1,467,600  (3)        14.1%
I.A.T. Reinsurance Syndicate Ltd.                  1,300,000  (3)        12.5%
Ivan Chui                                          1,096,087  (4)        10.5%
Joseph Li                                          1,106,087  (5)        10.6%
Tadao Murakami                                       957,249  (6)         9.0%
Y.C. Chang                                            72,000  (7)          *
Hidekazu Amishima                                     30,000  (7)          *
Karene Wong                                           40,000  (7)          *
Stephen Seung                                         29,000  (8)          *
Charles Chu                                           25,000  (9)          *
Mamoru Koike                                          18,000  (7)          *
Toshiaki Ogi                                          12,000  (7)          *
Lorne Waldman                                         13,000  (7)          *

---------
* Less than 1%.
(1) Pursuant to the rules of the United States Securities and Exchange Commission, shares of Common Stock that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.
(2) Includes publicly traded warrants to purchase 976,850 common shares and options to purchase 129,000 common shares.
(3) Mr.  Kellogg  holds  directly
152,600 common shares and options to purchase 15,000 common shares, and indirectly, through I.A.T. Reinsurance Syndicate Ltd, 1,300,000 common shares. I.A.T. Reinsurance Syndicate Ltd., is a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.
(4) Consists of shares held of record by Li & Chui Holdings (B.V.I.) Limited for which Mr. Chui shares investment and voting control as well as options to purchase 35,000 common shares. The shares are the same shares shown in the table for Joseph Li.
(5) Consists of shares held of record by Li & Chui Holdings (B.V.I.) Limited for which Mr. Li shares investment and voting control as well as options to purchase 45,000 common shares. These shares are the same shares shown in the table for Ivan Chui.
(6) Includes publicly traded warrants to purchase 175,094 common shares and options to purchase 115,000 common shares.
(7) Consists of options to purchase common shares.
(8) Includes options to purchase 15,000 common shares, publicly traded warrants to purchase 4,000 common shares, and 10,000 common shares which are registered to Violet Seung, Mr. Seung's wife, as to which Mr. Seung disclaims beneficial ownership.
(9) Includes options to purchase 15,000 common shares.

Stock Options

     On August 18, 1993, the Board of Directors of the Company adopted the 1993 Stock Option Plan (the "1993 Plan"). The Board has amended the 1993 Plan since then and as amended through April 24, 2000 the 1993 Plan provides for the grant to employees, officers, directors who are employees of the Company and consultants of options to purchase up to cumulative aggregate of 1,425,000 shares of common stock of the Company. On June 22, 2001 the Company adopted the 2001 Stock Option Plan (the "2001 Plan") which provides for the grant of a further 1,000,000 common stock of the Company. In the case of directors who are not employees of the Company ("Independent Directors"), the 1993 Plan and 2001 Plan provides for options to purchase 5,000 shares of the Company to be granted annually to each Independent Director at their election to the Board of Directors at the Annual Meeting of Shareholders. Options granted to Independent Directors must be granted with an exercise at no less than 100% of the fair market value at the date of grant and it is the general policy of the Company to grant options to all participants under the 1993 Plan and 2001 Plan at an exercise of no less than 100% of the fair market value at the date of grant.

     As of May 1, 2002 there were outstanding options to purchase an aggregate of 842,000 shares of the Company under the Company's 1993 Plan and 2001 Plan and 602,233 options were reserved for future issuance. Of the outstanding options, 186,000 are exercisable at a price of $13.875 until January 31, 2003; 15,000 are exercisable at a price of $16.375 until June 8, 2003; 222,000 are exercisable at a price of $13.94 until March 16, 2004; 55,000 are exercisable at a price of $14.50 expiring June 22, 2004; 64,000 are exercisable at a price of $7.00 until June 22, 2002, and 300,000 are exercisable at a price of $19.85 until April 30, 2005. A total of 554,000 options are held by executive officers and directors of the Company. The remaining options are held by key employees.

Information Concerning Audit Committee

The Audit Committee consists of Mr. Peter R. Kellogg, Mr. Stephen Seung and Mr. Charles Chu. The Audit Committee from time to time reviews the financial statements and matters relating to the audit and has full access to management and the Company's auditors in this regard. The Audit Committee recommends the engagement or discharge of the Company's independent accountants, consults on the adequacy of the Company's internal controls and accounting procedures and reviews and approves financial statements and reports.


                                   PROPOSAL 2

  APPROVE APPOINTMENTS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

The Board of Directors has appointed Mr. Joseph Li to the position of Chief Executive Officer. He replaces Mr. Toshiaki Ogi who is retiring from the Company at the end of May 2002. The Board of Directors has also appointed Mr. Ming Kown Koo to replace Mr. Li as Chief Financial Officer. The Board of Directors further directed that the Company submit the appointments of Mr. Li and Mr. Koo for ratification by shareholders at the Company's Annual Meeting of Shareholders.


                                   PROPOSAL 3

                  APPROVE SELECTION OF INDEPENDENT ACCOUNTANTS

The Board of Directors has selected HLB Hodgson Impey Cheng as independent accountants of the Company for the year ending December 31, 2002 replacing the previous auditor Deloitte Touche and Tohmatsu. The board further directed that the Company submit the selection of independent accountants for ratification by shareholders at the Company's Annual Meeting of Shareholders.

HLB Hodgson Impey Cheng was formed in 1983 but can trace its origins back 50 years in Hong Kong and 200 years in the United Kingdom. They have a client base drawn from across all sectors of the business community in both Hong Kong and the People's Republic of China. Global and regional resources are available through the firm's membership in HLB International, which is generally rated within the top tier global organizations of accounting firms and business advisers. HLB Hodgson Impey Cheng's client base includes publicly listed companies on the world's leading stock exchanges including the New York Stock Exchange and the NASDAQ.


                                 OTHER BUSINESS

     The Board of Directors knows of no other business to be acted upon at the Meeting. However, if any other matter shall properly come before the Meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgement.


                                        By order of the Board of Directors,

                                        /s/ TADAO MURAKAMI
                                        ----------------------------------
                                        Tadao Murakami
                                        Chairman of the Board of Directors

Dated May 14, 2002
Hong Kong



         PROXY NAM TAI ELECTRONICS, INC. ANNUAL MEETING OF SHAREHOLDERS
                              JUNE 14, 2002 PROXY
This Proxy is Being Solicited on Behalf of the Board of Directors of the Company

The undersigned shareholder(s) of Nam Tai Electronics, Inc. hereby nominate, constitute and appoint MING KOWN KOO, with the power to appoint his substitute, and hereby authorise him to represent the undersigned and to vote, as designated below, all Common Shares of Nam Tai Electronics, Inc. standing in my name on its books on May 1, 2002 at the Annual Meeting of Shareholders to be held at 11:30 a.m on Friday, June 14, 2002 at The Peninsula Beverly Hills, Gardenia Room, 9882 South Santa Monica Boulevard, Beverly Hills, California., and at any adjournment thereof.

1. FOR |_|                    WITHHOLD AUTHORITY FOR |_|
the election as directors of the Company of six (6) persons listed: Charles Chu, Peter R. Kellogg, Ming Kown Koo, Joseph Li, Tadao Murakami, and Stephen Seung;
 (Instruction: To withhold authority to vote for any individual nominee draw a line through the nominee's name above.)
2. FOR |_|                    AGAINST |_|                   ABSTAIN |_|
approval of the appointments of Joseph Li as Chief Executive Officer and President and of Ming Kown Koo as Chief Financial Officer;
3. FOR |_|                    AGAINST|_|                    ABSTAIN |_|
approval of the selection of HLB Hodgson Impey and Cheng as independent accountants of the Company for the year ending December 31, 2002;
        (The Board of Directors recommends a vote FOR Items 1,2, and 3)
                 (Continued and to be signed, on reverse side)

If the Chairman of the Board is not present by 11:30 a.m. in accordance with Regulation 37 of the Company's Articles of Association, I hereby authorise my proxy to choose a chairman for the meeting;

In his discretion, the proxy is authorised to vote upon all other matters as may properly be brought before the meeting or any adjournment thereof, with all powers that the undersigned would possess if personally present.


                                                       _________________________
                                                       Number of Shares

Dated: _________________________, 2002

                                                       _________________________
                                                       Signature of Shareholder



                                                       _________________________
                                                       Signature of Shareholder

(Please date this proxy and sign your name as it appears on your stock certificate(s). Executors, administrators, trustees, etc. should give their full titles. All joint owners should sign.)

IF NO SPECIFICATION IS MADE THIS PROXY WILL BE VOTED FOR ELECTION OF EACH DIRECTOR AND FOR ITEMS 2 and 3. This proxy when properly executed will be voted in the manner directed herein by the above shareholder(s).



The Registrant hereby incorporates this Report on Form 6-K into its Registration Statements on Form F-3 (Registration Nos. 333-36135 and 333-58468).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.




                              For and on behalf of
                            Nam Tai Electronics, Inc.



                                /s/ MING KOWN KOO
                             -----------------------
                                 MING KOWN KOO
                            CHIEF FINANCIAL OFFICER


Date:  May 30, 2002